FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Regalito Copper Corp.

(Translation of registrant’s name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         X       Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _______  No: :    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant  has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REGALITO COPPER CORP.

"Robert Pirooz"

Dated:

September 15, 2005

By:  ______________________________

Name:

Robert Pirooz

Title:

Chief Executive Officer

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

Regalito Copper Corp. (the “Company”)

1550 – 625 Howe Street

Vancouver, British Columbia  V6C 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

September 15, 2005

ITEM 3.

NEWS RELEASE

A news release was issued by the Company on September 15, 2005 at Vancouver, British Columbia and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Regalito Copper Corp. announces the closing of its private placement totalling US$4,600,000.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

The Company is pleased to announce the closing of its private placement totalling US$4,600,000.  These funds were raised by the Company issuing 1,000,000 shares at a price of US$4.60 per share.  The shares are subject to a hold period expiring January 15, 2006.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

EXECUTIVE OFFICER

For further information, please contact:

Name:

Robert Pirooz

Office:

CEO

Telephone:

(604) 687-0333

ITEM 9.

DATE OF REPORT

DATED at Vancouver, British Columbia, this 15th day of September, 2005.

“Signed”

Robert Pirooz CEO

1550-625 Howe Street, Vancouver, B.C.  Canada  V6C 2T6

Tel. 604.687-0407  Fax.  604.687-7041

NEWS RELEASE

AMEX / TSX: RLO

“SEPTEMBER 15 -20005"	NR:05-04

PRIVATE PLACEMENT CLOSED

Vancouver, British Columbia – Regalito Copper Corp. (AMEX / TSX: RLO) is pleased to announce the closing of its private placement totalling US$4,600,000.  These funds were raised by the Company issuing 1,000,000 shares at a price of US$4.60 per share.  The shares are subject to a hold period expiring January 15, 2006.

REGALITO COPPER CORP	For further information contact:
David Strang, President
Signed: “David Strang”	dstrang@regalitocopper.com
tel: + 604 687 0407
David Strang, President	fax: + 604 687 7401

1550 - 625 Howe Street      Vancouver     BC     Canada      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041